Filed Pursuant to Rule 424(b)(3)
Registration No. 333-202410
PROSPECTUS SUPPLEMENT
(Prospectus dated March 2, 2015)
The Southern Company
SOUTHERN INVESTMENT PLAN
The following information updates and supplements the Southern Investment Plan prospectus dated March 2, 2015 (the “Prospectus”). Capitalized terms used but not defined herein have the meanings set forth in the Prospectus.
Change of Plan Administrator
Effective April 6, 2016, the Plan Administrator will be Wells Fargo Bank, N.A. Contact information for the new Plan Administrator is below.

General Correspondence Wells Fargo Shareowner Services P.O. Box 64856 St. Paul, MN 55154-0856	Overnight Mail Wells Fargo Shareowner Services 1110 Centre Pointe Curve, Suite 101 Mendota Heights, MN 55120-4100
Internet shareowneronline.com	Telephone - U.S. 1-800-554-7626	Telephone - Outside U.S. 1-651-450-4064

Checks for Optional Cash Payments should be made payable to Wells Fargo Shareowner Services/The Southern Company.
Changes to Procedures for Sale of Plan Shares
Effective April 6, 2016, Batch Order sales will be the sole option for selling Plan shares. See page 10 of the Prospectus for a description of Batch Order sales.
Further, there will be a $50,000 limit for each request to the Plan Administrator to sell Plan shares that is submitted online or by telephone. There will be no dollar amount limit on properly completed requests received in writing. Sale requests received by 12:00 p.m. Central Time on a business day will be completed on the same day received; requests received on a day that is not a business day or after 12:00 p.m. Central Time on a business day will be completed on the next business day.
In addition, the restriction on the sale of Plan shares during the dividend posting period will no longer apply.
Changes to Fee Schedule
The fee schedule relating to the Plan, effective May 16, 2016, is below.

COSTS TO PARTICIPANTS	FEE
Investments

Dividend Purchase Fee	Company Paid
Dividend Purchase Trading Commission Per Share	Company Paid
Initial Enrollment Fee	$15.00
Optional Cash Purchase Fee	$2.50
Optional Cash Purchase Trading Commission Per Share (open market purchase)	$0.06

Sale of Shares

Batch Order	$15.00
Sale Trading Commission Per Share	$0.12
Direct Deposit of Sale Proceeds ($10,000 limit)	$5.00

Insufficient Funds

Returned Check or Rejected Automatic Bank Withdrawal	$35.00 per item

Replacement Documents

Duplicate IRS Tax Form	No Charge
Prior Year Duplicate Statement	$15.00 per year
Copy of Paid Dividend Check	No Charge

Fees are subject to revision - See Question 47 in the Prospectus

Elimination of Issuance of Stock Certificates
Effective April 6, 2016, Southern Company will no longer issue stock certificates representing shares of Southern Company common stock. Accordingly, shares issued under the Plan will be issued in book-entry form and Participants may no longer obtain stock certificates for their Plan shares.
See “Risk Factors” on page 4 of the Prospectus for certain risks to consider before participating in the Plan or before purchasing shares of Southern Company common stock.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the Prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is April 1, 2016.